CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$2,240,000	$256.70

Pricing supplement no. 252
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011,
product supplement no. 4-I dated November 14, 2011 and
underlying supplement no. 1-I dated November 14, 2011
Registration Statement No. 333-177923 Dated March 14, 2012 Rule 424(b)(2)
Structured Investments	$2,240,000 Buffered Equity Notes Linked to the iShares® MSCI Emerging Markets Index Fund due April 18, 2013
General
•
The notes are designed for investors who seek unleveraged exposure to the appreciation of the iShares® MSCI Emerging Markets Index Fund, up to a maximum return of 17.00% at maturity.  Investors should be willing to forgo interest and dividend payments, and, if the Final Share Price is less than the Initial Share Price by more than 15%, be willing to lose some or all of their principal at maturity.  Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

•	Senior unsecured obligations of JPMorgan Chase & Co. maturing April 18, 2013*
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
•	The notes priced on March 14, 2012 and are expected to settle on or about March 19, 2012.
Key Terms
Fund:	The iShares® MSCI Emerging Markets Index Fund
Payment at Maturity:
If the Final Share Price is greater than the Initial Share Price, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Fund Return, subject to the Maximum Return.  Accordingly, if the Final Share Price is greater than the Initial Share Price, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Fund Return), subject to the Maximum Return
If the Final Share Price is equal to or less than the Initial Share Price by up to 15%, you will receive the principal amount of your notes at maturity.
If the Final Share Price is less than the Initial Share Price by more than 15%, you will lose 1.1765% of the principal amount of your notes for every 1% that the Final Share Price is less than the Initial Share Price by more than 15%.  Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + [$1,000 × (Fund Return + 15%) × 1.1765]
You will lose some or all of your initial investment at maturity if the Final Share Price is less than the Initial Share Price by more than 15%.

Maximum Return:	17.00%, which results in a maximum payment at maturity per $1,000 principal amount note of $1,170
Buffer Amount:	15%
Downside Leverage Factor:	1.1765
Fund Return:	Final Share Price – Initial Share Price Initial Share Price
Initial Share Price:	The closing price of one share of the Fund on the pricing date, which was $43.77, divided by the Share Adjustment Factor
Final Share Price:	The closing price of one share of the Fund on the Observation Date
Share Adjustment Factor:
Set initially at 1.0 on the pricing date and subject to adjustment under certain circumstances.  See “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement no. 4-I for further information.

Observation Date*:	April 15, 2013
Maturity Date*:	April 18, 2013
CUSIP:	48125VRW2

*
Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” and “Description of Notes — Postponement of a Determination Date — A. Notes Linked to a Single Component” in the accompanying product supplement no. 4-I

Investing in the Buffered Equity Notes involves a number of risks.  See “Risk Factors” beginning on page PS-21 of the accompanying product supplement no. 4-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 1-I and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$5	$995
Total	$2,240,000	$11,200	$2,228,800
(1)
The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds and Hedging” beginning on page PS-48 of the accompanying product supplement no. 4-I.

(2)
J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $5.00 per $1,000 principal amount note.  See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-77 of the accompanying product supplement no. 4-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee.  The aggregate amount of these fees will be $5.00 per $1,000 principal amount note.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

March 14, 2012

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 4-I dated November 14, 2011 and underlying supplement no. 1-I dated November 14, 2011.  This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated March 14, 2012 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 4-I and “Risk Factors” in the accompanying underlying supplement no. 1-I, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-I dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007593/e46160_424b2.pdf

•	Underlying supplement no. 1-I dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf

•	Prospectus supplement dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

•	Prospectus dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617.  As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

JPMorgan Structured Investments — Buffered Equity Notes Linked to the iShares® MSCI Emerging Markets Index Fund	PS-1

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Fund?

The following table and examples illustrate the hypothetical total return at maturity on the notes.  The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.  The hypothetical total returns set forth below assume an Initial Share Price of $45.00 and reflect the Maximum Return of 17.00% and the Buffer Amount of 15%.  The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Share Price	Fund Return	Total Return on the Notes
$81.00	80.00%	17.00%
$74.25	65.00%	17.00%
$67.50	50.00%	17.00%
$63.00	40.00%	17.00%
$58.50	30.00%	17.00%
$54.00	20.00%	17.00%
$52.65	17.00%	17.00%
$51.75	15.00%	15.00%
$49.50	10.00%	10.00%
$47.25	5.00%	5.00%
$46.13	2.50%	2.50%
$45.45	1.00%	1.00%
$45.00	0.00%	0.00%
$42.75	-5.00%	0.00%
$40.50	-10.00%	0.00%
$38.25	-15.00%	0.00%
$36.00	-20.00%	-5.88%
$31.50	-30.00%	-17.65%
$27.00	-40.00%	-29.41%
$22.50	-50.00%	-41.18%
$18.00	-60.00%	-52.94%
$13.50	-70.00%	-64.71%
$9.00	-80.00%	-76.47%
$4.50	-90.00%	-88.24%
$0.00	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The closing price of one share of the Fund increases from the Initial Share Price of $45.00 to a Final Share Price of $47.25.  Because the Final Share Price of $47.25 is greater than the Initial Share Price of $45.00 and the Fund Return of 5% does not exceed the Maximum Return of 17.00%, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 5%) = $1,050

Example 2: The closing price of one share of the Fund decreases from the Initial Share Price of $45.00 to a Final Share Price of $42.75.  Although the Fund Return is negative, because the Final Share Price of $42.75 is less than the Initial Share Price of $45.00 by not more than the Buffer Amount of 15%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The closing price of one share of the Fund increases from the Initial Share Price of $45.00 to a Final Share Price of $63.00.  Because the Final Share Price of $63.00 is greater than the Initial Share Price of $45.00 and the Fund Return of 40% exceeds the Maximum Return of 17.00%, the investor receives a payment at maturity of $1,170 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The closing price of one share of the Fund decreases from the Initial Share Price of $45.00 to a Final Share Price of $31.50.  Because the Fund Return is negative and the Final Share Price of $31.50 is less than the Initial Share Price of $45.00 by more than the Buffer Amount of 15%, the investor receives a payment at maturity of $823.53 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (-30% + 15%) × 1.1765] = $823.53

The hypothetical returns and hypothetical payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market.  If these fees and expenses were included, the hypothetical returns and hypothetical payouts shown above would likely be lower.

JPMorgan Structured Investments — Buffered Equity Notes Linked to the iShares® MSCI Emerging Markets Index Fund	PS-2

Selected Purchase Considerations

•
CAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to earn an unleveraged return equal to a positive Fund Return, up to the Maximum Return of 17.00%, for a maximum payment at maturity of $1,170 per $1,000 principal amount note.  Because the notes are our senior unsecured obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.

•
LIMITED PROTECTION AGAINST LOSS — We will pay you your principal back at maturity if the Final Share Price is not less than the Initial Share Price by more than 15%.  If the Final Share Price is less than the Initial Share Price by more than 15%, for every 1% that the Final Share Price is less than the Initial Share Price by more than 15%, you will lose an amount equal to 1.1765% of the principal amount of your notes.  Accordingly, you could lose some or all of your initial investment at maturity.

•
RETURN LINKED TO THE iSHARES® MSCI EMERGING MARKETS INDEX FUND — The return on the notes is linked to the iShares® MSCI Emerging Markets Index Fund.  The iShares® MSCI Emerging Markets Index Fund is an exchange-traded fund of iShares, Inc., a registered investment company, which seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index, which we refer to as the Underlying Index.  The Underlying Index is a free-float adjusted market capitalization index that is designed to measure equity market performance of global emerging markets. Effective May 27, 2010, Israel has been reclassified as a developed market by MSCI Inc.  Since that date, Israel is no longer included in the Underlying Index.  For additional information about the Fund, see the information set forth under “Fund Descriptions — The iShares® MSCI Emerging Markets Index Fund” in the accompanying underlying supplement no. 1-I.

•
TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I.  The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes.  Assuming this treatment is respected, subject to the possible application of the “constructive ownership” rules, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. The notes could be treated as “constructive ownership transactions” within the meaning of Section 1260 of the Internal Revenue Code of 1986, as amended, in which case any gain recognized in respect of the notes that would otherwise be long-term capital gain and that was in excess of the “net underlying long-term capital gain” (as defined in Section 1260) would be treated as ordinary income, and an interest charge would apply as if that income had accrued for tax purposes at a constant yield over the notes’ term. Our special tax counsel has not expressed an opinion with respect to whether the constructive ownership rules apply to the notes.  Accordingly, U.S. Holders should consult their tax advisers regarding the potential application of the constructive ownership rules.
The Internal Revenue Service (the “IRS”) or a court may not respect the treatment of the notes described above, in which case the timing and character of any income or loss on your notes could be materially and adversely affected.  In addition, in 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the constructive ownership regime described above.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Fund, the Underlying Index or any of the component securities of the Fund or the Underlying Index.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 4-I dated November 14, 2011 and “Risk Factors” in the accompanying underlying supplement no. 1-I dated November 14, 2011.

•
YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal.  The return on the notes at maturity is linked to the performance of the Fund and will depend on whether, and the extent to which, the Fund Return is positive or negative.  Your investment will be exposed to loss on a leveraged basis if the Final Share Price is less than the Initial Share Price by more than 15%.  For every 1% that the Final Share Price is less than the Initial Share Price by more than 15%, you will lose an amount equal to 1.1765% of the principal amount of your notes.  Accordingly, you could lose some or all of your initial investment at maturity.

JPMorgan Structured Investments — Buffered Equity Notes Linked to the iShares® MSCI Emerging Markets Index Fund	PS-3

•
YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Final Share Price is greater than the Initial Share Price, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed the Maximum Return of 17.00%, regardless of the appreciation in the Index, which may be significant.

•
CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes.  Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.  If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

•
POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.  In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes.  It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines.  Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 4-I for additional information about these risks.

•
CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes.  As a result, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

•
NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Fund or the equity securities held by the Fund or included in the Underlying Index would have.

•
THERE ARE RISKS ASSOCIATED WITH THE FUND — Although the Fund’s shares are listed for trading on NYSE Arca and a number of similar products have been traded on NYSE Arca and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Fund or that there will be liquidity in the trading market.  The Fund is subject to management risk, which is the risk that the investment strategies of the Fund’s investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results.  These constraints could adversely affect the market price of the shares of the Fund, and consequently, the value of the notes.

•
DIFFERENCES BETWEEN THE FUND AND THE UNDERLYING INDEX — The Fund does not fully replicate the Underlying Index and may hold securities not included in the Underlying Index.  In addition, its performance will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index.  All of these factors may lead to a lack of correlation between the Fund and the Underlying Index.  In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the Fund and the Underlying Index.  Finally, because the shares of the Fund are traded on NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Fund may differ from the net asset value per share of the Fund.  For all of the foregoing reasons, the performance of the Fund may not correlate with the performance of the Underlying Index.

•
NON-U.S. SECURITIES RISK — The equity securities underlying the Fund have been issued by non-U.S. companies.  Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, government intervention in those markets and cross shareholdings in companies in certain countries.  Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.  The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.

JPMorgan Structured Investments — Buffered Equity Notes Linked to the iShares® MSCI Emerging Markets Index Fund	PS-4

•
EMERGING MARKETS RISK — The equity securities underlying the Fund have been issued by non-U.S. companies located in emerging markets countries. Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. Any of the foregoing could adversely affect the market value of shares of the Fund and the notes.

•
THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Because the prices of the equity securities held by the Fund are converted into U.S. dollars for the purposes of calculating the net asset value of the Fund, holders of the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities held by the Fund trade.  Your net exposure will depend on the extent to which those currencies strengthen or weaken against the U.S. dollar and the relative weight of equity securities denominated in those currencies in the Fund.  If, taking into account the relevant weighting, the U.S. dollar strengthens against those currencies, the net asset value of the Fund will be adversely affected and the payment at maturity, if any, may be reduced.  Of particular importance to potential currency exchange risk are:

•	existing and expected rates of inflation;

•	existing and expected interest rate levels;

•	the balance of payments; and

•	the extent of government surpluses or deficits in issuing countries of those currencies and the United States.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of issuing countries of those currencies and the United States and other countries important to international trade and finance.

•
LACK OF LIQUIDITY — The notes will not be listed on any securities exchange.  JPMS intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

•
THE ANTI-DILUTION PROTECTION FOR THE FUND IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Fund.  However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

•
MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the closing price of one share of the Fund on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the actual and expected volatility of the Fund;

•	the time to maturity of the notes;

•	the dividend rates on the equity securities underlying the Fund;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory and judicial events;

•
the exchange rate and volatility of the exchange rate between the U.S. dollar and the currencies in which the equity securities held by the Fund trade and correlation between those rates and the prices of shares of the Fund;

•	the occurrence of certain events to the Fund that may or may not require an adjustment to the Share Adjustment Factor; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Buffered Equity Notes Linked to the iShares® MSCI Emerging Markets Index Fund	PS-5

Historical Information
The following graph sets forth the historical performance of the iShares® MSCI Emerging Markets Index Fund based on the weekly historical closing prices of one share of the Fund from January 5, 2007 through March 9, 2012.  The closing price of one share of the Fund on March 14, 2012 was $43.77.

We obtained the closing prices of one share of the Fund below from Bloomberg Financial Markets.  We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.  The historical prices set forth in the graph below have been adjusted for 3-for-1 stock splits that were paid on July 24, 2008.  The historical prices of one share of the Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Fund on the Observation Date.  We cannot give you assurance that the performance of the Fund will result in the return of any of your initial investment.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.  This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated November 14, 2011, which has been filed as Exhibit 5.2 to the Registration Statement on Form S-3 filed by us on November 14, 2011.

JPMorgan Structured Investments — Buffered Equity Notes Linked to the iShares® MSCI Emerging Markets Index Fund	PS-6